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                                                           Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Dollars in Thousands)
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                                     Unaudited
                                      Twelve
                                      Months
                                      Ended
                                     March 31,                    Year Ended December 31,
                                       1999        1998        1997        1996        1995        1994
Net Income. . . . . . . . . . . . .  $ 94,255    $103,765    $ 52,128    $ 96,274    $110,873    $104,526
Taxes on Income . . . . . . . . . .    42,619      44,971      17,408      36,258      51,787      55,349
     Net Income Plus Taxes. . . . .   136,874     148,736      69,536     132,532     162,660     159,875

Fixed Charges:
  Interest on Long-Term Debt. . . .    45,954      45,990      46,062      46,304      47,073      47,827
  Interest on Other Indebtedness. .     3,307       3,368       4,388      11,758       5,190       5,183
  Interest on Corporate-owned
    Life Insurance Borrowings . . .    31,515      32,368      31,253      27,636      25,357      20,990
  Interest Applicable to Rentals. .    24,961      25,106      25,143      25,539      25,375      25,096
      Total Fixed Charges . . . . .   105,737     106,832     106,846     111,237     102,995      99,096

Earnings (1). . . . . . . . . . . .  $242,611    $255,568    $176,382    $243,769    $265,655    $258,971

Ratio of Earnings to Fixed Charges.      2.29        2.39        1.65        2.19        2.58        2.61





     (1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment  tax  credit)  and  fixed  charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.
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